Exhibit 99.1

中國海洋石油有限公司
CNOOC LIMITED

FOR IMMEDIATE RELEASE

CNOOC Ltd Announces the Startup of JZ 21-1 Oil Gas Field

(Hong Kong, December 25, 2007) - CNOOC Limited (NYSE: CEO, SEHK: 883, “the Company") announced today that Jin Zhou (JZ) 21-1, an oil and gas field located in the Bohai Bay have come on stream successfully. JZ 21-1 is producing 3.53 million cubic feet of natural gas per day via one well currently.

JZ 21-1 is about 10 kilometers away from the JZ 20-2 condensate gas field. JZ 21-1 is equipped with one unmanned wellhead platform, one pipeline and one sub-sea cable.

The peak daily production of JZ 21-1 is designed at 11 million cubic feet of natural gas via 3 wells and 1000 barrels of oil via 2 wells.

Mr. Liu Jian, Executive Vice President of the Company commented: ”By successful commencement of JZ 21-1, the Company’s presence in the Bohai Bay, as well as our capability to realize production target in Bohai Bay are further enhanced.” ”

JZ21-1 is an independent oil and gas field, which CNOOC Ltd. acts as the Operator and holds 100% interest of the field.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Account Manager
Ketchum Hong Kong
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com